Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Quarter Ended September 30, 2016

First Quarter of Fiscal Year 2017 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $22.7 million, a decrease of 16.7% compared to the comparable prior year period.
•	Total revenues were $103.5 million, a decrease of 17.2% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 29.6%, compared to 39.3% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.37, a decrease of 17.8% compared to the comparable prior year period.
•	Net cash provided by operating activities was $17.8 million for the current quarter.
•	DSO of 207 days, compared to 179 days for the comparable prior year period.
•	Inventory turnover days of 48 days, compared to 42 days for the comparable prior year period.

Beijing, China – Nov 15, 2016 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2017 first quarter ended on Sep 30, 2016 (see attached tables). The management of Hollysys, stated:

Due to continued uncertainties of macroeconomic, the pace of industrial automation is still slow. However, we are actively taking actions to dampen the impact of challenging markets, the new contract turns to be positive. We got several significant contracts from power and chemical sectors. For example, in power, we signed the contract to provide products for Fujian Luoyuanwan 2X1000MW power units and Guohua Ningdong 2X660MW power units. In chemical, we will provide DCS and SIS for Xinjiang East Hope Company, as well as DCS and Batch for ASIA CUANON in its Waterborne Coatings Project. In after sale, we signed some upgrading contracts for power units like Guohua Jinjie 2X600MW power units. Additionally, we signed DCS contracts to #5 and #6 units of Tianwan Nuclear Station, as well as #3 and #4 units of Fangchenggang Nuclear Station. In abroad, we signed a contract with Indonesia Qingshan to provide products for their 2X350MW Coal-fire power units; we also got a contract from Lanco to provide PLC to them.

For factory automation, we integrated internal resources to do customized turkey solutions. In this quarter, we signed a contract with Haier to help them improve the level of automation and Intelligence of their Tianjin-based factory which focuses on wash machine. Our goal is to make each project into a demonstration project to create value for the customers.

In high-speed railway, as it is the first year for the 13th five-year-plan, the infrastructure of new planned railway just starts. In short term, there will be fluctuation both on order and revenue. However, from long run, we are confident that the high-speed railway’s performance will as good as before since China is continuously investing a certain scale on supporting high-speed railway sector for the next even ten years, plus the increasing in after sell and the expending of rail products such as track circuit, we believe to achieve the yearly target and maintain steady revenue contribution in railway. For subway business, we will continue to actively expend domestic market and look for opportunities to keep steady growth.

In the mechanical and electrical installation services, although Concord and Bond are facing some difficulties because of the local political and economics’ uncertainties in South East Asia and Middle East area, they are still hard working to develop businesses. As one of the strategies to expand overseas market, we will ensure a healthy development of Concord and Bond and take use of their advantages such as good customer relations and sales channels to find more international opportunities.

Hollysys Automation Technologies, Ltd November 15, 2016	Page 2

The Quarter Ended September 30, 2016 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended
	Sep 30, 2016	Sep 30, 2015	% Change

Revenues	103,543	125,092	(17.2)%
Integrated contract revenue	93,066	111,013	(16.2)%
Products sales	8,313	11,442	(27.3)%
Service rendered	2,164	2,637	(17.9)%
Cost of revenues	72,885	75,911	(4.0)%
Gross profit	30,658	49,181	(37.7)%
Total operating expenses	13,309	18,155	(26.7)%
Selling	5,552	6,624	(16.2)%
General and administrative	9,675	8,917	8.5%
Research and development	7,697	7,710	(0.2)%
VAT refunds and government subsidies	(9,615)	(5,096)	88.7%
Income from operations	17,349	31,026	(44.1)%
Other income, net	394	385	2.3%
Foreign exchange gains (losses)	(9)	36	(125.0)%
Share of net income of equity investees	1,309	294	345.2%
Gains on dilution and divestment of the Company’s interests in HollyCon	6,093	-	100.0%
Interest income	745	1,738	(57.1)%
Interest expenses	(129)	(369)	(65.0)%
Income tax expenses	3,011	4,655	(35.3%)
Net income (loss) attributable to noncontrolling interests	(4)	1,155	(100.3)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	22,745	27,300	(16.7)%
Non-GAAP basic EPS	0.38	0.46	(17.4)%
Non-GAAP diluted EPS	0.37	0.45	(17.8)%

Share-based compensation expenses	918	894	2.7%
Amortization of acquired intangible assets	140	257	(45.5)%
Acquisition-related incentive share contingent consideration	-	(4,111)	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	21,687	30,260	(28.3)%
GAAP basic EPS	0.36	0.51	(41.2)%
GAAP diluted EPS	0.36	0.50	(40.0)%

Basic weighted average common shares outstanding	60,068,894	59,063,334	1.7%
Diluted weighted average common shares outstanding	61,114,540	60,641,182	0.8%

Operational Results Analysis for the quarter ended September 30, 2016

Comparing to the first quarter of the prior fiscal year, the total revenues for the three months ended September 30, 2016 decreased from $125.1 million to $103.5 million, representing a decrease of 17.2%. Broken down by the revenue types, integrated contracts revenue decreased by 16.2% to $93.1 million, products sales revenue decreased by 27.3% to $8.3 million, and services revenue decreased by 17.9% to $2.1 million. In July 2016, the company’s interests in Hollycon were diluted from 51.0% to 30.0% and the Company lost the control of Hollycon. As a result, Hollycon’s financials would not be included in the Company’s consolidated financials from July 2016 on. If Hollycon’s revenue was excluded from the comparable figure for the first quarter of the prior fiscal year, the products sales revenue for the three months ended September 30, 2016 should be increased by 45.7%.

Hollysys Automation Technologies, Ltd November 15, 2016	Page 3

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Sep 30,
	2016		2015
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	45,041	43.5%	49,468	39.6%
Rail Transportation Automation	33,033	31.9%	54,331	43.4%
Mechanical and Electrical Solution	25,359	24.5%	15,558	12.4%
Miscellaneous	110	0.1%	5,735	4.6%
Total	103,543	100.0%	125,092	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 29.6% for the three months ended September 30, 2016, as compared to 39.3% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 25.0%, 70.5% and 69.7% for the three months ended September 30, 2016, as compared to 37.3%, 52.6% and 65.5% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 29.5% for the three months ended September 30, 2016, as compared to 39.1% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 24.9%, 70.5% and 69.7% for the three months ended September 30, 2016, as compared to 37.1%, 52.6% and 65.5% for the same period of the prior year respectively.

Selling expenses were $5.6 million for the three months ended September, 2016, representing a decrease of $1.0 million or 16.2% compared to $6.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 5.4% and 5.3% for the three months ended September 30, 2016, and 2015, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $9.7 million for the quarter ended September 30, 2016, representing an increase of $0.8 million, or 9.0%, as compared to $8.9 million for the same period of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 9.3% and 7.1% for quarters ended September 30, 2016 and 2015 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $10.6 million and $9.8 million for the three months ended September 30, 2016 and 2015, respectively.

Research and development expenses were $7.7 million for the respective quarters ended September 30, 2016, and 2015, respectively. Presented as a percentage of total revenues, R&D expenses were 7.4% and 6.2% for the quarter ended September 30, 2016 and 2015, respectively.

The VAT refunds and government subsidies were $9.6 million for three months ended September 30, 2016, as compared to $5.1 million for the same period in the prior year, representing a $4.5 million or 88.7% increase which was primarily due to increase of the VAT refunds of $2.2 million and the government subsidies of $2.3 million.

Hollysys Automation Technologies, Ltd November 15, 2016	Page 4

Gains on dilution and divestment of the Company’s interests in HollyCon was $6.1 million for three months ended September 30, 2016. During the period from June to July 2016, Hollycon received cash injections of $30.9 million from two outside shareholders, and the Company decided not to make the additional cash investment proportionally. As a result, the company’s interests in Hollycon were diluted from 51.0% to 30.6%. Then, the Company sold 0.6% interests of Hollycon to one of Hollycon’s shareholders in a cash consideration of $464 thousand, and the Company’s interests in Hollycon were further decreased to 30.0%. The Company recorded a gain of $6.1 million for the series of the transactions. As the Company lost the control of Hollycon, Hollycon’s financials would not be included in the Company’s consolidated financials from July 2016 on.

The income tax expenses and the effective tax rate were $3.0 million and 12.2% for the three months ended September 30, 2016, as compared to a $4.7 million and 12.9% for comparable prior year period.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustments was $22.7 million or $0.37 per diluted share based on 61.1 million shares outstanding for the three months ended September 30, 2016. This represents a 16.7% decrease over the $27.3 million or $0.45 per share based on 60.6 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $21.7 million or $0.36 per diluted share representing a decrease of 28.3% over the $30.3 million or $0.50 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $99.2 million new contracts for the three months ended September 30, 2016. And the backlog as of September 30, 2016 was $525.2 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended September 30, 2016		as of September 30, 2016
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	61,462	62.0%	131,976	25.1%
Rail Transportation	31,501	31.8%	218,654	41.6%
Mechanical and Electrical Solutions	6,227	6.2%	174,592	33.3%
Total	99,190	100.0%	525,222	100.0%

Cash Flow Highlights

For the three months ended September 30, 2016, the total net cash outflow was $16.8 million. The net cash provided by operating activities was $17.8 million. The net cash used in investing activities was $34.0 million, mainly consisted of $20.4 million time deposits placed with banks, and $16.7 million outflow as a result of that Hollycon would not be included in the consolidated financials from July 2016 on. The net cash provided by financing activities was $0.4 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $260.9 million, $271.5 million, and $234.9 million as of September 30, 2016, June 30, 2016 and September 30, 2015, respectively. As of September 30, 2016, the company held $212.3 million in cash and cash equivalents and $48.6 million in time deposits with original maturities over three months.

Hollysys Automation Technologies, Ltd November 15, 2016	Page 5

For the three months ended September 30, 2016, DSO was 207 days, as compared to 179 days for the comparable prior year period and 147 days for the last quarter; and inventory turnover was 48 days, as compared to 42 days for the comparable prior year period and 37 days for the last quarter.

Outlook for FY 2017

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2017 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $130 million to $140 million.”

Conference Call

The Company will host a conference call at 8:00 p.m. U.S. Eastern Time on November 14, 2016 / 9:00 a.m. Beijing Time on November 15, 2016, to discuss the financial results for the fiscal year 2017 first quarter ended September 30, 2016 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 5083727.

4001-200-539	(China)
0080 161 5189	(Taiwan)
+1-855-298-3404	(United States)
+1 631 5142 526	(US – New York)
0800 916 599	(France)
0800 1899 399	(Germany)
0800 837 001	(Switzerland)
1800 801 825	(Australia)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom - London)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd November 15, 2016	Page 6

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com

Hollysys Automation Technologies, Ltd November 15, 2016	Page 7

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended
	Sep 30,
	2016	2015
	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	93,066	$111,013
Products sales	8,313	11,442
Revenue from services	2,164	2,637
Total net revenues	103,543	125,092

Costs of integrated contracts	69,914	69,829
Costs of products sold	2,456	5,429
Costs of services rendered	655	910
Gross profit	30,518	48,924

Operating expenses
Selling	5,552	6,624
General and administrative	10,593	9,810
Research and development	7,697	7,710
VAT refunds and government subsidies	(9,615)	(5,096)
Total operating expenses	14,227	19,048

Income from operations	16,291	29,876

Other income, net	394	4,496
Foreign exchange (losses) gains	(9)	36
Share of net income of equity investees	1,309	294
Gains on dilution and divestment of the Company’s interests in HollyCon	6,093	-
Interest income	745	1,737
Interest expenses	(129)	(369)
Income before income taxes	24,694	36,070

Income taxes expenses	3,011	4,655
Net income	21,683	31,415

Net (loss) income attributable to noncontrolling interests	(4)	1,155
Net income attributable to Hollysys Automation Technologies Ltd.	21,687	$30,260

Other comprehensive income (loss), net of tax of nil
Translation adjustments	(12,426)	(29,455)
Comprehensive income	9,257	1,960

Less: comprehensive (loss) income attributable to noncontrolling interests	(8,507)	888
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	17,764	$1,072

Net income per ordinary share:
Basic	0.36	0.51
Diluted	0.36	0.50
Shares used in income per share computation:
Weighted average number of ordinary shares	60,068,894	59,063,334
Weighted average number of diluted ordinary shares	61,114,540	60,641,182

Hollysys Automation Technologies, Ltd November 15, 2016	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Sep 30,	Jun 30,
	2016	2016
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$212,284	$229,095
Time deposits with original maturities over three months	48,570	42,368
Restricted cash	43,653	27,592
Accounts receivable, net of allowance for doubtful accounts of $42,362 and $41,574 as of September 30,2016 and June 30, 2016, respectively	239,990	237,179
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,980 and $6,379 as of September 30, 2016 and June 30, 2016, respectively	163,714	189,928
Other receivables, net of allowance for doubtful accounts of $1,266 and $1,302 as of September 30, 2016 and June 30, 2016, respectively	16,646	13,358
Advances to suppliers	11,674	11,661
Amounts due from related parties	28,411	28,012
Inventories	40,610	36,401
Prepaid expenses	513	569
Income tax recoverable	6,415	4,488
Deferred tax assets	7,191	6,659
Total current assets	819,671	827,310

Non-current assets
Restricted cash	1,271	402
Prepaid expenses	3	13
Property, plant and equipment, net	81,076	79,938
Prepaid land leases	10,608	10,773
Acquired intangible assets, net	706	856
Investments in equity investees	34,375	18,714
Investments in cost investees	4,092	4,108
Goodwill	59,120	59,847
Deferred tax assets	2,185	2,195
Total non-current assets	193,436	176,846

Total assets	1,013,107	1,004,156

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	1,135	3,051
Current portion of long-term loans	6,566	6,833
Dividends payable	11,973	-
Accounts payable	104,679	106,833
Construction costs payable	-	647
Deferred revenue	89,314	82,004
Accrued payroll and related expenses	13,017	13,193
Income tax payable	6,802	4,917
Warranty liabilities	6,308	6,782
Other tax payables	14,262	18,069
Accrued liabilities	41,981	44,439
Amounts due to related parties	1,516	1,645
Deferred tax liabilities	7,219	8,913
Total current liabilities	304,772	297,326

Non-current liabilities
Long-term loans	20,642	20,508
Deferred tax liabilities	908	59
Long-term warranty liabilities	3,509	3,578
Total non-current liabilities	25,059	24,145

Total liabilities	329,831	321,471

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 59,863,599 and 59,598,099 shares issued and outstanding as of September 30, 2016 and June 30, 2016, respectively	60	60
Additional paid-in capital	218,682	215,403
Statutory reserves	36,561	36,533
Retained earnings	440,341	430,627
Accumulated other comprehensive income	(12,390)	(8,467)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	683,254	674,156

Noncontrolling interests	22	8,529
Total equity	683,276	682,685

Total liabilities and equity	$1,013,107	$1,004,156

Hollysys Automation Technologies, Ltd November 15, 2016	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

Three months ended
Sep 30, 2016
(Unaudited)
Cash flows from operating activities:
Net income	$21,683
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,352
Amortization of prepaid land leases	48
Amortization of intangible assets	140
Allowance for doubtful accounts	1,237
Loss on disposal of property, plant and equipment	21
Share of net income from equity investees	(1,309)
Gains on dilution and divestment of the Company’s interests in HollyCon	(6,093)
Share based compensation expenses	918
Deferred income tax benefit	(1,368)
Accretion of convertible bond discount	57
Changes in operating assets and liabilities:
Accounts receivable	(7,460)
Costs and estimated earnings in excess of billings	24,497
Inventories	(5,073)
Advances to suppliers	(257)
Other receivables	(3,496)
Deposits and other assets	(17,056)
Due from related parties	(511)
Accounts payable	1,950
Deferred revenue	8,886
Accruals and other payable	2,755
Due to related parties	(11)
Income tax payable	446
Other tax payables	(3,564)
Net cash provided by operating activities	17,792

Cash flows from investing activities:
Time deposits placed with banks	(20,394)
Purchases of property, plant and equipment	(267)
Proceeds from disposal of property, plant and equipment	35
Maturity of time deposits	3,323
Cash reduced upon deconsolidation of subsidiary	(16,681)
Net cash used in investing activities	(33,984)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,152
Repayments of short-term bank loans	(3,028)
Proceeds from long-term bank loans	147
Repayments of long-term bank loans	(230)
Proceeds from exercise of options	2,360
Net cash provided by financing activities	401

Effect of foreign exchange rate changes	(1,020)
Net increase in cash and cash equivalents	$(16,811)

Cash and cash equivalents, beginning of period	$229,095
Cash and cash equivalents, end of period	212,284

Hollysys Automation Technologies, Ltd November 15, 2016	Page 10

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended
	September 30,
	2016	2015
	(Unaudited)	(Unaudited)

Cost of integrated contracts	$69,914	$69,829
Less: Amortization of acquired intangible assets	140	257
Non-GAAP cost of integrated contracts	$69,774	$69,572

General and administrative expenses	$10,593	$9,811
Less: Share-based compensation expenses	918	894
Non-GAAP general and administrative expenses	$9,675	$8,917

Other income, net	$394	$4,496
Add: acquisition-related incentive share contingent consideration fair value adjustment	-	(4,111)
Non-GAAP other income, net	$394	$385

Net income attributable to Hollysys Automation Technologies Ltd.	$21,687	$30,260
Add:
Share-based compensation expenses	918	894
Amortization of acquired intangible assets	140	257
Acquisition-related consideration adjustment	-	(4,111)
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$22,745	$27,300

Weighted average number of basic ordinary shares	60,068,894	59,063,334
Weighted average number of diluted ordinary shares	61,114,540	60,641,182
Non-GAAP basic earnings per share	$0.38	$0.46
Non-GAAP diluted earnings per share	$0.37	$0.45